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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                               SCHEDULE 13E-4/A
                               (AMENDMENT NO. 2)

                         ISSUER TENDER OFFER STATEMENT

                       (PURSUANT TO SECTION 13(E)(1) OF
                     THE SECURITIES EXCHANGE ACT OF 1934)

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                       PACIFIC GAS AND ELECTRIC COMPANY
                 (NAME OF ISSUER AND PERSON FILING STATEMENT)

             7.44% REDEEMABLE FIRST PREFERRED STOCK, $25 PAR VALUE
             7.04% REDEEMABLE FIRST PREFERRED STOCK, $25 PAR VALUE
            6 7/8% REDEEMABLE FIRST PREFERRED STOCK, $25 PAR VALUE
                      (TITLE OF EACH CLASS OF SECURITIES)

                       694308719 (7.44% PREFERRED STOCK)
                       694308685 (7.04% PREFERRED STOCK)
                      694308677 (6 7/8% PREFERRED STOCK)
                  (CUSIP NUMBER OF EACH CLASS OF SECURITIES)

                             GARY P. ENCINAS, ESQ.
                                77 BEALE STREET
                                P.O. BOX 770000
                        SAN FRANCISCO, CALIFORNIA 94177
                                (415) 973-2784
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
 RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                               OCTOBER 23, 1995
    (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE
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         Transaction Valuation                  Amount of Filing Fee
             $325,823,000                              $65,165
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*  Pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as
   amended, and Rule 0-11(b)(1) thereunder, the transaction value was calculated by multiplying 4,850,000 shares of 7.44% Preferred Stock, 2,910,000 shares of 7.04% Preferred Stock and 4,850,000 shares of 6 7/8% Preferred Stock of Pacific Gas and Electric Company by $25.85, $26.80 and $25.25, the respective per share purchase prices.

[X] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2)
    AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid: $65,165   Filing Party: Pacific Gas and Electric Company
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Form or Registration No.: Schedule 13E-4   Date Filed: October 23, 1995
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                               EXPLANATORY NOTE

  This Amendment No. 2 (the "Final Amendment") amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 originally filed by Pacific Gas and Electric Company (the "Company") on October 23, 1995 and amended on November 15, 1995 (as amended, "Schedule 13E-4"). Capitalized terms used and not other defined herein shall have the meanings assigned to them in the
Schedule 13E-4. By this Final Amendment, the Schedule 13E-4 is hereby amended as set forth below:

ITEM 1. SECURITY AND ISSUER

  Item 1 is hereby amended and supplemented by adding thereto the following:

    (a) The Offer terminated in accordance with its terms at midnight, New York City time, on Monday, November 20, 1995. According to a final count by First Chicago Trust Company of New York, depositary for the Offer, as of midnight, New York City time, on November 20, 1995, there were validly tendered pursuant to the Offer, 2,396,828 shares of the Company's 7.44% Redeemable First Preferred Stock, 1,561,502 shares of the Company's 7.04% Redeemable First Preferred Stock and 3,279,224 shares of the Company's 6 7/8% Redeemable First Preferred Stock, which when aggregated represents 55.7% of the 13,000,000 shares of Preferred Stock outstanding prior to the Offer. Pursuant to the Offer, the Company accepted for payment all such Shares validly tendered according to the terms of the Offer.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  Item 9 is hereby amended and supplemented by adding thereto the following:

    (a)(10) Press release issued by the Company dated November 21, 1995.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 1995

                                          Pacific Gas and Electric Company

                                          By: /s/ Gabriel B. Togneri
                                              ---------------------------------
                                              Name: Gabriel B. Togneri
                                              Title: Assistant Treasurer

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